UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON March 18, 2011

DATE, TIME, AND PLACE:

March 18, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs.Viviane Senna Lalli - Directors.  Absents by justified reasons the Directors Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the meeting was chaired by the Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

Approve the election of the current members of the Company’s Audit Committee for a new term of office.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, the Company´s Board of Directors, unanimously and with abstention of Mr. Celso Clemente Giacometti:

Approved, pursuant to article 17, item XXI, of the Company’s Bylaws and the Appointment and Remuneration Committee’s favorable recommendation, the election, for a new term of office of one (1) year as of this date, of the current members of the Company’s Audit Committee, to wit Mrs. Maria Elena Cardoso Figueira, a Brazilian citizen, divorced, economist, holder of ID Card (“RG”) # 06.999.925-8 issued by IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 013.908.247-64, resident and domiciled in São Paulo - SP, with business address at Av. Presidente Juscelino Kubitschek, 2235, in the capacity of Coordinator of the Company’s Audit Committee and of technical qualified member, pursuant to Art. 29, paragraph 1of the Company’s Bylaws and to article 12, paragraph 2, of Resolution # 3,198/04 of the National Monetary Council; Mr. Celso Clemente Giacometti, a Brazilian citizen, married, business administrator, holder of RG # 3.179.758-1 issued by SSP/SP, registered with the CPF/MF under # 029.303.408-78, resident and domiciled in São Paulo - SP, with business address at Avenida Vereador José Diniz, 3725 - 6o floor and Mr. Sérgio Darcy da Silva Alves, a Brazilian citizen, married, economist, holder of RG # 2.127.279 issued by SSP/DF, registered with the CPF/MF under # 050.933.687-68, resident and domiciled in Brasília/DF, with business address in Brasília/DF, at SHIS Ql 19, conjunto 14, Casa 10. The members of the Audit Committee hereby elected represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in paragraph 1, article 147, of the Corporate Law, as well as comply with the requirements established in Resolutions # 3041/02 and # 3198/04, both of the National Monetary Council, and who will only be vested in the positions for which they were elected following the confirmation of their election by the Central Bank of Brazil.

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[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes was prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, March 18, 2011. (sgd.) Mr. Fabio Colletti Barbosa - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 21, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Officer without specific designation

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation